UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the month of February, 2011

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   ___.

Separate Trading of Ordinary Shares and Warrants

On February 3, 2011, FlatWorld Acquisition Corp. (the “Company”) announced that commencing on February 4, 2011, the holders of the Company’s units (the “Units”) may elect to separately trade the ordinary shares and warrants underlying the Units. Each Unit consists of one ordinary share, of no par value, and one warrant to purchase one ordinary share.  Those Units not separated will continue to trade on the Over-The-Counter Bulletin Board under the symbol “FTWAF” and each of the underlying ordinary shares and the warrants will trade under the symbols “FWLAF” and “FWLWF”, respectively.  The Company had previously announced that the Units, ordinary shares and warrants would trade under the symbols “FTWAU”, “FTWA” and “FTWAW”, respectively, but has since been informed by FINRA that it has been assigned the new symbols above.  Holders of Units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Units into ordinary shares and warrants.

A copy of the Press Release issued by the Company announcing the separate trading of the securities underlying the Units is attached hereto as Exhibit 99.1.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

February 4, 2011	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President